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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                            Houston Operating Company
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                    442287108
                         ------------------------------
                                 (CUSIP Number)

                              Iwona J. Alami, Esq.
                          Law Offices of Iwona J. Alami
           610 Newport Center Dr., Suite 1400, Newport Beach, CA 92660
                                 (949) 760-6880
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2003
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.





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CUSIP No. 442287108
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Speed Action Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands corporation

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,030,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,030,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,030,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO





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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LOW CHIN SIN

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Malaysia

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,030,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,030,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,030,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.442287108

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Houston Operating Company, a Delaware corporation (the "Company"). The principal executive offices of the Company is located at 610 Newport Center Dr., Suite 1400, Newport Beach, CA 92660.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This statement on Schedule 13D is being filed jointly by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Speed Action Limited, a British Virgin Islands corporation ("Speed Action") and (2) Low Chin Sin, an individual ("Low"). Low is the sole shareholder of Speed Action. The principal business address and office of each Reporting Person is 4B, Block 24, Baguio Villa, 555 Victoria Road, Hong Kong. The principal business of Speed Action is investment holding and sales of health products; the principal business of Low is the President of Speed.

     (d) and (e) During the past five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. (f) Speed Action is incorporated in British Virgin Islands and Low is the citizen of Malaysia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of April 28, 2003 (the "Closing Date") pursuant to Stock Purchase Agreement dated as of April 24, 2003 (the "Agreement") by and between Speed Action Limited, J. R. Nelson and Houston Operating Company, J. R. Nelson transferred a total of 7,030,000 shares of common stock of the Company to Speed Action Limited for a consideration of $250,000.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Agreement as described in Item 3 of this statement on
Schedule 13D.

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         Other than as set forth in Item 3 or Item 4 of this statement on
Schedule 13D, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Of the 7,795,172 shares of common stock of Houston Operating Company issued and outstanding as of April 24, 2003, Speed Action Limited has sole dispositive and voting power over 7,030,000 shares, or 90% of the total shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                ------------

99.1*             Stock Purchase Agreement dated as of April 24, 2003

----------
* Previously filed with the Securities and Exchange Commission on Form 8-K.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:   May 12, 2003                        Speed Action Limited

                                            /s/ Low Chin Sin
                                            ---------------------------------

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